SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                            Preferred Networks, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    73990510
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street Suite 700
                             Denver, Colorado 80202
                                 (303) 592-3100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 8, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 6 Pages

CUSIP No.  73990510                 13D         Page     3     of    6     Pages
          -----------                                ---------    --------

      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Centennial Fund IV, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


      3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               WC

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
               [  ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                               4,136,910

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                                   0

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                             4,136,910

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,136,910

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*  [  ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               20.6%

     14        TYPE OF REPORTING PERSON*

               PN

                             * SEE INSTRUCTIONS BEFORE FILLING OUT!

      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Centennial Holdings IV, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a)

               (b)

       3        SEC USE ONLY


      4        SOURCE OF FUNDS*

               Not applicable

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
               [  ]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

            NUMBER OF                   7     SOLE VOTING POWER

               SHARES                              4,136,910

                                          8     SHARED VOTING POWER
            BENEFICIALLY

              OWNED BY                                 0

                                          9     SOLE DISPOSITIVE POWER
                EACH

              REPORTING                            4,136,910

                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH                                   0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,136,910

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*  [  ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               20.6%

     14        TYPE OF REPORTING PERSON*

               PN

                              * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  Page 6 of 6 Pages

                             Introductory Statement

                  This amended statement on Schedule 13D relates to the Common Stock no par value (the "Shares") of Preferred Networks, Inc., a Georgia corporation (the "Company"). Items 4 and 5 of this statement, previously filed by (i) Centennial Fund IV, L.P., a Delaware limited partnership ("Centennial IV"), as direct beneficial owner of Shares, and (ii) Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV"), by virtue of the relationships described previously in this statement, is hereby amended as set forth below.

Item 4.  Purpose of Transaction

                  No change except for the addition of the following:

                  Centennial IV sold the Shares reported in Item 5(c) in order to reduce its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Shares, the effective yield on the Company's preferred stock, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase Shares or other securities issued by the Company, dispose of all or a portion of the Shares and other securities that it holds, or cease buying or selling Shares and other securities issued by the Company. Any such additional purchases or sales of Shares or other securities may be in open market or privately-negotiated transactions or otherwise.

                  Jeffrey Schutz is no longer a director of the Company.

Item 5.  Interest in Securities of the Issuer.

                  No change except for the addition of the following:

                  (a) Centennial IV is the direct beneficial owner of 419,502 Shares, 3,603,333 Warrants issued in 1997 and 114,075 Warrants issued in 1998 (collectively, the "Warrants"), or approximately 20.6% of the sum of (i) the 16,369,302 Shares deemed outstanding as of November 11, 1999, according to information contained in the Company's quarterly report on Form 10-Q for the period ended September 30, 1999 (the "Outstanding Shares") plus (ii) such Warrants. By virtue of the relationships previously reported under Item 2 of this Statement, Holdings IV may be deemed to have indirect beneficial ownership of the Shares and Warrants directly beneficially owned by Centennial IV.

                  As a result of Mr. Schutz' resignation from the Company's Board of Directors, the 15,000 options that Mr. Schutz held, which were held on behalf of Centennial IV, were cancelled.

                  (c) The table below sets forth sales of the Shares by Centennial IV during the past 60 days. Such sales were effected by Centennial IV in the over the counter market.

                                                           Approximate Price
Date                     Amount of Shares                      Per Share
                                                      (exclusive of commissions)

2/7/00                          150,000              $     1.1494
2/8/00                           95,000              $     2.0345
2/9/00                           40,000              $     1.9545
2/11/00                          40,000              $     1.875
2/14/00                          22,500              $     1.9375
2/22/00                           5,000              $     2.00
2/23/00                          10,000              $     2.00
2/24/00                          15,500              $     2.00
2/28/00                          60,000              $     2.0417
2/29/00                         185,000              $     2.4113

Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 29, 2000            /s/ Steven Halstedt
                                        Steven Halstedt,
                                        as general partner of Centennial
                                        Holdings IV, L.P.,
                                        general partner of Centennial
                                        Fund IV, L.P.